PE
12-31-03

04020758

ARS

MAR 23


A MAIN STREET BANK
03

Summary of Selected Financial Data (dollars in thousands, except per share data)

For the years ended December 31,	2003	2002	2001	2000	1999
Net interest income	$13,322	$13,951	$13,554	$13,067	$12,134
Provision for loan losses	660	630	695	480	470
Other income	3,493	3,004	2,802	2,489	1,954
Other expense	9,808	10,349	9,858	9,712	8,596
Income before income taxes	6,347	5,976	5,803	5,364	5,022
Income tax expense	1,694	1,623	1,601	1,504	1,514
Net Income	$4,653	$4,353	$4,202	$3,860	$3,508
Net income per share-Basic*	$1.79	$1.70	$1.67	$1.55	$1.39
Net income per share-Diluted*	$1.75	$1.68	$1.65	$1.54	$1.39
Cash dividends declared*	0.65	$0.60	$0.55	$0.47	$0.39
Dividend pay-out ratio	36.3%	35.3%	32.9%	30.3%	28.1%
Return on average assets	1.22%	1.21%	1.25%	1.21%	1.19%
Return on average equity	11.24%	11.60%	12.54%	13.75%	12.81%
BALANCES AT YEAR-END					
Total assets	$387,483	$367,468	$346,029	$326,731	$314,827
Loans receivable	233,733	217,970	214,194	216,477	205,160
Total deposits	306,669	291,852	274,923	252,959	243,507
Shareholders' equity	42,831	40,125	35,116	31,370	26,654
Trust assets under management	73,991	60,102	57,533	54,542	57,980
Book value per share*	$15.96	$15.09	$13.37	$11.99	$10.19
Tier 1 Capital to risk-adjusted assets	15.58%	15.06%	13.78%	12.78%	11.98%
Total Capital to risk-adjusted assets	17.09%	16.57%	15.30%	14.27%	13.50%
Allowance for loan losses to total loans	1.40%	1.44%	1.50%	1.52%	1.63%
Non-performing assets to total assets	0.04%	0.07%	0.21%	0.22%	0.24%

* Per share data has been adjusted to reflect the effect of a three-for-two stock split in the form of a 50% stock dividend paid on June 16, 2003.


ES
LISHED 1871
PULL
PULL
Wayne

A Main Street Bank 03



LEFT TO RIGHT:

LEWIS J. CRITELLI
EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER

EDWARD C. KASPER
SENIOR VICE PRESIDENT

WAYNE D. WILCHA
SENIOR VICE PRESIDENT &
TRUST OFFICER

JOSEPH A. KNELLER
SENIOR VICE PRESIDENT

JOHN H. SANDERS
SENIOR VICE PRESIDENT

WILLIAM W. DAVIS, JR.
PRESIDENT &
CHIEF EXECUTIVE OFFICER

A LETTER TO OUR SHAREHOLDERS

When reflecting upon this past year, it is with great pride that we report 2003 was another record setting year for your Company. Norwood Financial Corp and its subsidiary, Wayne Bank, announced earnings for the year-ended December 31, 2003, of $4,653,000, which represented a 6.9% increase over the $4,353,000 earned in the similar period of 2002. Earnings per share, on a fully diluted basis, were $1.75 in 2003 compared to $1.68 in 2002. Cash dividends declared in 2003 were $.65 per share, an increase of 8.3% over the $.60 per share declared in the prior year. All per share amounts have been adjusted to reflect the 50% stock dividend which was paid on June 16, 2003. It should be noted this is the twelfth consecutive year that your Company has increased its dividend. The return on average assets for the year was a strong 1.22% with a return on equity of 11.24%.

Total assets as of December 31, 2003, were $387.5 million, with loans receivable of $233.7 million, deposits of $306.7 million and stockholders' equity of $42.8 million. Total assets have increased $20.0 million when compared to December 31, 2002.

Loans receivable totaled $233.7 million as of December 31, 2003, an increase of $15.8 million, or 7.2%, from December 31, 2002. The growth was principally in commercial and residential real estate, with both portfolios showing increases over 10%. The real-estate related growth was partially offset by a continued decline in indirect automobile lending as the Company has chosen to de-emphasize this product line. Asset quality ratios remain strong. As of December 31, 2003, non-performing loans represented .06% of total loans, declining from .10% at the end of the prior year. Net charge-offs also decreased in 2003, with $539,000 in net charge-offs, compared to $700,000 in 2002.

Net interest income for the year-ended December 31, 2003, on a fully taxable equivalent basis, was $13,945,000, declining from $14,479,000 in the similar period in 2002. The decrease in net interest income was due in part to the decline in the yield on earning assets in the current low interest rate environment, a significant amount of loan refinancing activity at lower rates, and increased cash flow from the securities portfolio reinvested at lower yields. However, net interest income, fully taxable equivalent, for the fourth quarter of 2003 totaled $3,629,000 and reflected an increase as compared to $3,588,000 in the similar period of 2002.

Other income for the current year totaled $3,493,000, an increase of $489,000 over the $3,004,000 earned in 2002. The year-ended December 31, 2003, includes $692,000 in gains on sales of securities compared to $427,000 in the prior year. The gains were principally due to the sale of corporate bonds, equity holdings of other financial institutions and mortgage-backed securities. Operating expenses declined $541,000 to $9,808,000 for the year ended December 31, 2003, principally due to a lower level of losses on auto lease residuals.

Our strategic plan to fully utilize digital imaging technology for records storage was activated early in the year. Our goal is to transform paper based documentation to computerized images. This technology enables our staff to immediately retrieve stored document images for customer service and opens valuable floor space previously devoted to file storage. We will be imaging and archiving new and existing documents as a routine procedure going forward.

Near year-end, efforts were completed to interface check image archives to our Internet banking service to deliver images of recently paid checks directly to users of our "Direct Link" Internet banking product. This convenience is currently provided free to customers and enables them to view and print both the front and back of paid checks presented to us daily on their home computer.

During the course of the year, a lot of time and effort was exerted to enhance our website, www.waynebank.com. We encourage you to visit the site, as it now provides many more conveniences. You may apply for a mortgage, car loan, personal loan and review all our deposit rates offered on savings accounts, certificates of deposit, etc. This technology is truly wonderful.

We also pursued our plans to continually update our ATM network by installing a new unit at our Main Office in Honesdale. Subsequent to year-end, in early January we also installed a new unit at the Ski Big Bear Resort at Masthope. It is particularly pleasing to report that all approvals have finally been received and construction has commenced on our new Marshalls Creek office, which is scheduled to open in April of 2004.

None of this could have been accomplished without the dedication of a creative and ingenious employee group who strive to make Wayne Bank the bank of choice in Northeastern Pennsylvania. It is particularly pleasing to note, that during the past year the following employees were promoted: In the Centralized Lending area, Ray Hebden was promoted to Assistant Vice President. The Community Office Manager of our Milford office, Mary Alice Petzinger, was promoted to Assistant Vice President. Our Retail Loan Operations Manager, Jennifer Witowic was promoted to Assistant Vice President. Paula Lasky was promoted to Community Office Manager of the Lords Valley office. Renee Gilbert was promoted to Community Office Manager of our Hamlin office and Denise Finagan was promoted to Assistant Community Office Manager of our Waymart Office. In June of 2003, we were very pleased to hire Elisa Rosario to manage our Stroud Mall office.

One of our Directors, Mr. Harold Shook, has decided not to stand for re-election and will retire from the Board. While Harold is a man of few words, over the course of the last fifteen years everyone truly listened when he spoke. He has great business acumen and knowledge of our marketplace. He will be sorely missed, while the entire Board wishes him much success and health during his retirement.

Finally, it is most pleasing to note, that Cohen Bros. & Company has initiated coverage of Norwood Financial Corp Stock. Cohen Bros. & Co. is a boutique investment bank and institutional research house specializing in the financial services industry. Their award winning research analysts focus on small and mid-cap ideas in the bank, thrift, insurance and specialty finance sectors. To get a copy of the report, please give us a call at 570-253-8511, or email william.davis@waynebank.com.

In closing, we look forward to 2004 and plan to continue to look for ways to enhance your investment in Norwood Financial. Thank you for your continued support.

Sincerely yours,

William W. Davis, Jr., President and Chief Executive Officer

Russell L. Ridd, Chairman of the Board

Our branch managers live, work and volunteer in their communities. They are basketball coaches, Rotarians, church volunteers and emergency crew members.



"PEOPLE LIKE TO DO BUSINESS WITH SOMEONE THEY KNOW"

COMMUNITY BRANCHES, COMMUNITY LEADERS

Branch Managers: Left to Right

Carolyn Gwozdziewycz
Hawley

Mary Alice Petzinger
Milford

Paula Lasky
Lords Valley

Nancy Worobey
Lakewood

Melissa Speaker
Shohola

Kelley Lalley
Honesdale

Norma Kuta
Waymart

Inset:
Elisa Rosario
Stroudsburg

For Wayne Bank's branch managers, every moment counts. These energetic, warm-hearted people live in the communities where they work, and they support and help to lead these communities. Wayne Bank's motto, "Helping the Community Grow," is second nature to them. It's why the branch managers have come to embody Wayne Bank for their neighbors.

Carolyn Gwozdziewycz of the Hawley branch is on the board of Wayne Memorial Extended Care, the assisted living/nursing home division of Wayne Memorial Hospital, a major regional healthcare provider. She is also Treasurer of the Board of Wayne County Public Library. Melissa Speaker of Shohola is involved in her local volunteer fire department. Paula Lasky's Lords Valley chapter of the Rotary Club recently completed The Dictionary Project, which donated over 800 books to third graders in Pike County. Kelley Lalley of the Honesdale branch coaches a children's basketball team and is a member of the Wayne Economic Development Council, an organization working toward the completion of a business park in southern Wayne County. Nancy Worobey of Lakewood is active in the Preston Alumni Society and the women's group at her church. Mary Alice Petzinger serves on the Board of Directors of the Pike County Chamber of Commerce and participates with her fellow employees at the Milford branch in monthly charitable projects, including Toys for Tots, in conjunction with the Unites States Marine Corps. Norma Kuta of the Waymart branch is active at the Damascus Community Center, is involved in the Red Cross Bloodmobile, and serves as a volunteer at the Dorflinger-Suydam historical site. Elisa Rosario of Stroudsburg helps raise scholarship money for local children through the Kiwanis, is on the board of Meals on Wheels, and emceed the Balloon Festival for the Stroudsburg area Chamber of Commerce.

This energetic devotion to the community, admirable in its own right, also helps to build the bank. "We're all so involved," said Paula Lasky. "It helps to bring business into the bank, because everyone knows us, and people like to do business with someone they know."



WE SERVE THREE OF THE FASTEST GROWING COUNTIES IN PENNSYLVANIA.

The area has seen rapid growth in recent years. Said Carolyn Gwozdziewycz, "The expansion has been phenomenal. We have a wonderful mix of people coming in, young families and retirees looking for a high quality of life. We've helped so many people build their dream home."

Melissa Speaker of Shohola agreed. "The main comment when people move here is that it's a beautiful area. It is, and it's a great place to live. Real estate sells fast, and we've seen a lot of new construction."

Elisa Rosario of Stroudsburg said, "I'm new to the area myself, so I relate to our new customers. I welcome them with open arms, and try to meet their needs. I tell them, 'We have all the amenities of a city bank!'"

With so much development, each branch office strives to offer the full range of banking services a community needs. Said Kelley Lalley of the Honesdale branch, "We do everything from $1,000 personal loans up to $1,000,000 commercial loans. As a community banker, and someone who grew up here, I know many of the bank's customers personally. I enjoy helping them meet their goals."

Wayne Bank and the community it serves continue to grow together. As Carolyn Gwozdziewycz explained, "I have customers who came in for a mortgage or a checking account, and then they needed other services, and before you know it, they're inviting you over, and you've become friends."

Paula Lasky concurred. "I like helping young families get started in a new home. The bank's motto is 'Helping the Community Grow.' We really mean that. We have all different kinds of people here in the community, and there's always something we can do for them."

Carolyn concluded, "A lot of people who are moving here have no family or friends in the area. So we at the bank like to make them feel at home, and we become almost their family here. We are the embodiment of Wayne Bank in our communities, and we like that."

"OUR ROLE IS TO MAKE PEOPLE COMFORTABLE WITH THEIR LOVED ONES' FINANCIAL FUTURES. WHEN THEY LEAVE, WE WANT THEM TO SAY, AS ONE RECENT CLIENT DID, 'NOW I KNOW EVERYTHING WILL BE ALRIGHT.' GIVING PEOPLE PEACE OF MIND IS VERY REWARDING."



"EVERY LOAN IS IMPORTANT TO US, EVERY CUSTOMER"

HELPING THE COMMUNITY GROW STRONG.

OUR COMMERCIAL GROWTH IS BOOMING AS ENTREPRENEURS JUMP ON NEW OPPORTUNITIES TO SERVE THE EVER-EXPANDING POPULATIONS OF WAYNE, PIKE AND MONROE COUNTIES.

Wayne Bank serves an area that has grown steadily for more than a decade. The past two years have also seen more pronounced growth as the events of September 11, 2001, began to shift the population of the greater New York area away from the city. Commerce has scrambled to meet the needs of this new wave of residents, and Wayne Bank has been flexible and aggressive in helping the community grow strong.

John Carmody of the Honesdale office said, "We've seen notable commercial growth in the past few years, and as the national economy rebounds, we anticipate an additional local uptick. Wayne Bank is positioned to take advantage of opportunities when they come to the community."

Ed Kasper, Senior Vice President for Commercial Lending, concurred. "Our commercial lending was up 15-18 million dollars in 2003. We have contributed significantly to local business growth."

John Carmody added, "Our loans run the gamut, too, from one man carpentry or plumbing operations to companies with several hundred employees. Every loan is important to us, every customer."

"The bank is extremely competitive," said Bill Henigan of the Stroudsburg office. "We have taken a flexible attitude about rates and structuring. We try to figure out how to make a loan, rather than how to not make a loan."

This responsiveness to the community is a credo for Wayne Bank's commercial account managers, in their personal lives as well as their lending. John Carmody is Director and past President of the Wayne County Builders Association and recently completed "Leadership Wayne", a program that resulted in a new local office called SCORE, which stands for the Service Corps of Retired Executives, a group that provides free business counseling to entrepreneurs.

IN A ONE YEAR PERIOD FROM 2001 TO 2002, PIKE COUNTY'S POPULATION GREW AT AN ASTONISHING RATE OF 3.8%. THE AREA'S COMMERCIAL GROWTH IS KEEPING PACE EVERY STEP OF THE WAY.


"Wayne Bank emphasizes service, and customers are drawn to that. Our growth demonstrates the success of that approach."
-Bill Kerstetter

WAYNE COUNTY'S GROWTH RATE IS NEARLY 2% A YEAR.

Ed Kasper is on the Board of Directors of the Human Resource Center, a local organization that assists people who have mental and physical disabilities. With Ed's assistance, the Human Resource Center was able to obtain a loan to build a workshop for its clients.

Bill Henigan is incoming President of his local chapter of Kiwanis, and is also active in the Lions and other civic organizations. In addition to programs for children who need eyeglasses, and for children with Type 1 diabetes, Bill was recently involved in sponsoring the travel of a family with limited resources whose child needed medical attention in Philadelphia.

Bill Kerstetter of the Milford office serves on the Board of the Milford-Matamoras Rotary Club, and is a founding member of Pike County United Way. He is an associate Board member of the Pike County Public Library, a township supervisor and an elder in his church.

Naturally the lenders' interest in the vitality of their community helps to shape the loans they make. From smaller projects like a gym that built a new facility after it outgrew its original quarters, to a large loan for a conference center that employs dozens of area residents, Wayne Bank attracts and retains a variety of entrepreneurial customers. Why? The answer is emphatic.

"Service!" exclaimed Bill Kerstetter. "Wayne Bank emphasizes service, and customers are drawn to that. Our growth demonstrates the success of that approach."

Bill Henigan elaborated. "With commercial lending, the customer doesn't just get their loan and ride off into the sunset. You continue to be active with them - after their initial loan, they'll want to upgrade their phone system or get new computers. I visit my commercial customers at least quarterly, to see how they're doing and to see what else they might need. I also ask them if they have any fellow entrepreneurs who might need our services. We are a community, and we're all growing together."

Commercial Managers:
Left to Right

Bill Henigan
Stroudsburg

•

John Carmody
Honesdale

•

Ed Kasper
Honesdale

•

Bill Kerstetter
Milford



THE BOARD OF DIRECTORS OF WAYNE BANK

Our Board of Directors comprises business and civic leaders from across our market area. These cornerstones of the community guide our business and nurture our neighborhoods for the benefit of everyone who lives here.

Charles E. Case

Charles is the retired former owner of CR Case and Sons, Inc. of Honesdale. He is an active supporter of youth sports in Honesdale, and of the business community of Wayne County.

Russell L. Ridd
Chair of the Board of Directors

He retired as President and Chief Executive Officer of the Bank in 1993. Mr. Ridd has been active in civic and business organizations for over 40 years. Mr. Ridd currently serves as Chair of the Board of Trustees of the Dorflinger-Suydam Wildlife Sanctuary. During his tenure on the Board of Wayne Bank, he has always encouraged the Bank's involvement in civic projects.

William W. Davis, Jr.
President & Chief Executive Officer

He is a Past President of the Wayne County Chamber of Commerce. He serves on the boards of the Wayne County Community Foundation, the Northeastern Child Care Services, Inc., DBA, Treasure House, Pocono Medical Center, and the Dorflinger-Suydam Wildlife Sanctuary. Mr. Davis is a founding member of the Greater Honesdale Partnership.

John E. Marshall
Secretary of the Board

John is President of Marshall Machinery, Inc., a farm equipment and sales company. Mr. Marshall is a strong supporter of youth agricultural projects, including 4-H and the Wayne County Fair.



NORWOOD FINANCIAL CORP

Board of Directors:
Left to Right

Charles E. Case

•

Russell L. Ridd
Chairman of the Board

•

William W. Davis, Jr.
President &
Chief Executive Officer

•

John E. Marshall
Secretary of the Board

•

Harold A. Shook

•

Daniel J. O'Neill

•

Gary P. Rickard

•

Dr. Kenneth A. Phillips

•

Richard L. Snyder

Harold A. Shook

Harold is President of Shooky's Distributors in Hawley. Mr. Shook supports promotional activities for business and tourism in the Hawley-Lake Wallenpaupack area.

Daniel J. O'Neill

Daniel is the retired Superintendent of the Wayne Highlands School District in Honesdale. He has taken a leadership role in a variety of fundraisers for civic organizations, and for individuals and groups in need. Also retired from a distinguished military career, he is a member of many civic boards, including Wayne County Chamber of Commerce, Greater Honesdale Partnership, Wayne County Community Foundation and Wayne County Sports Hall of Fame.

Gary P. Rickard

Gary is involved in local civic and business organizations, including agricultural organizations, and opens his dairy farm to tours from area schools.

Dr. Kenneth A. Phillips

Kenneth is active in Waymart civic organizations and is a strong advocate of youth sports. He has supported many fundraisers in the Waymart area, including that for the children's baseball field. Mr. Phillips is an inductee of the Wayne County Sports Hall of Fame.

Richard L. Snyder

Richard is a retired executive and certified public accountant. He served in a number of executive positions with Pricewaterhouse Coopers LLP, Bell Equipment/Alcom Combustion Company and Phillip Morris Companies. Mr. Snyder plays a leadership role in the campaign to preserve the heritage of Milford. He is President of the Milford Enhancement Committee and active in the arts in Pike County and surrounding areas.

TEN CONVENIENT LOCATIONS

Administrative Office:

717 Main Street
P.O. Box 269
Honesdale, PA 18431

Community Offices:

717 Main Street
Honesdale, PA 18431

•

254 Willow Avenue
Honesdale, PA 18431

•

Belmont & Water Streets
Waymart, PA 18472

•

Route 6
Hawley, PA 18428

•

111 West Harford Street
Milford, PA 18337

•

Weis Market, Route 590
Hamlin, PA 18427

•

Richardson Avenue
Shohola, PA 18458

•

Route 370 &
Lake Como Road
Lakewood, PA 18439

•

Stroud Mall & Route 611
Stroudsburg, PA 18360

•

Route 739,
Lords Valley Shopping Plaza
Lords Valley, PA 18428

•

Grand Union
Matamoras/Westfall
(ATM only)



NY
LAKEWOOD
370
191
171
HONESDALE
6
WAYMART
HAWLEY
434
SHOHOLA
HAMLIN
590
LORDS VALLEY
MILFORD
84
380
191
STROUDSBURG
NJ
80
PA

Norwood
FINANCIAL CORP

Consolidated Financial Report

03

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (The Company) and its subsidiary Wayne Bank (the Bank) for the years ended December 31, 2003, 2002, and 2001. This section should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

The most significant estimates in the preparation of the Company's financial statements are for the allowance for loan losses and accounting for stock options. Please refer to the discussion of the allowance for loan losses calculation under "Non-performing Assets and Allowance for Loan Losses" in the "Financial Condition" section below. The Company accounts for their stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation is reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date.

RESULTS OF OPERATION - SUMMARY

Net income for the Company for the year 2003 was $4,653,000 compared to $4,353,000 for the year 2002. This represents an increase of $300,000 or 6.9% over the prior year. Basic and diluted earnings per share for 2003 were $1.79 and $1.75 respectively, increasing from $1.70 and $1.68, respectively, in 2002. The return on average assets (ROAA) for the year ended December 31, 2003 was 1.22%, with a return on average equity (ROAE) of 11.24%.



NET INCOME ($000)
$3,508
$3,860
$4,202
$4,353
$4,653
99 00 01 02 03

The increase in earnings was principally attributable to growth in other income and a lower level of operating expenses, offsetting a decline in net interest income. Net interest income, on a fully taxable equivalent basis (fte), totaled $13,945,000 in 2003, compared to $14,479,000 in 2002. The decline in net interest income was due to a decrease in earning asset yields as a result of an increase in cash-flows in the investment portfolio and refinancings in the loan portfolio with the proceeds reinvested at lower yields. The decline in earning assets yields was partially offset by a $21.4 million increase in average earning assets and a lower cost of funds.

Loans receivable increased $15.7 million to total $233.7 million as of December 31, 2003. The growth was principally in commercial and residential real estate loans. This growth in loans was funded by a $14.8 million growth in deposits. Credit quality remained strong with a lower level of non-performing assets and less net charge-offs for the year ended December 31, 2003 as compared to the prior year.

Other income for 2003 was $3,493,000, an increase of $489,000 or 16.3% over 2002. The increase was due in part to an increase in gains on sales of securities which totaled $692,000 in 2003, compared to $427,000 in 2002. The gains were principally in equity holdings of other financial institutions, corporate bonds and mortgage-backed securities. Other income represented 20.0% of total revenues in 2003, improving from 17.2% in 2002. Other expenses totaled $9,808,000 in 2003 compared to $10,349,000 in 2002, a decrease of $541,000 or 5.2%. The decrease in expenses was principally due to a lower level of losses on lease residuals, $50,000 in 2003 compared to $870,000 in 2002. The decrease was due to the significantly lower number of vehicles in the leasing portfolio during 2003.


BASIC EARNINGS PER SHARE
$1.39
$1.55
$1.67
$1.70
$1.79
99
00
01
02
03

Net income for the Company for the year 2002 was $4,353,000 compared to $4,202,000 for the year 2001. This represents an increase of $151,000 or 3.6% over the prior year. Basic and diluted earnings per share for 2002 were $1.70 and $1.68 increasing from $1.67 and $1.65, respectively, in 2001. The return on average assets (ROAA) for the year ended December 31, 2002 was 1.21%, with a return on average equity (ROAE) of 11.60%.

The increase in earnings was principally attributable to a higher level of net interest income and growth in other income. Net interest income, on a fully taxable equivalent basis (fte), totaled $14,479,000 in 2002, compared to $14,041,000 in 2001. The improvement in net interest income was due to a $22.1 million growth in average earning assets during 2002, which offset a declining net interest margin.

Other income for 2002 was $3,004,000, an increase of $202,000 or 7.2% over 2001. Other income represented 17.2% of total revenues in 2002, improving 16.6% in 2001. Other expenses totaled $10,349,000 in 2002 compared to $9,858,000 in 2001, an increase of $491,000 or 5.0%. The increase in expenses was principally due to a higher level of losses on lease residuals and increased cost of various employee benefit plans.

FINANCIAL CONDITION

Total Assets


TOTAL ASSETS ($ IN MILLIONS)
$315
$327
$346
$367
$387
99
00
01
02
03

Total assets at December 31, 2003, were $387.5 million compared to $367.5 million at year-end 2002, an increase of $20.0 million or 5.4%.

Loans Receivable

Loans receivable, represent the most significant percentage of the Company's assets, at 60.3% of total assets. At December 31, 2003, total loans receivable were $233.7 million compared to $218.0 million at year-end 2002, an increase of $15.7 million. Loan growth in commercial and residential real estate was partially offset by a net run-off in indirect automobile financing, included in consumer loans to individuals.

Residential real estate, which includes home equity lending, totaled $77.5 million at December 31, 2003, compared to $69.0 million at year-end 2002. This increase of $8.5 million is net of prepayments, refinancing activity and sales into the secondary market. In the low interest rate environment of 2003, fixed rate mortgage products were preferred by customers and accounted for the majority of the activity. The Company sells a portion of its longer-term fixed rate residential loan production for interest rate risk management, with $7.1 million of 30 year fixed rate loans sold into the secondary market during 2003 at a gain of $192,000, included in other income. The Company holds the majority of its fifteen and twenty year fixed rate residential mortgage production in its portfolio.

The Company's indirect lending portfolio (included in consumer loans to individuals) declined $11.1 million to $28.3 million at December 31, 2003. A portion of the net decrease may be attributable to the significant financing incentives offered by the automakers throughout 2003, increased competition from other banks and a slow down in the market. In addition, the Company is focusing its efforts on increasing direct and real estate lending through its branch network and anticipates a decrease in indirect financing again in 2004.

The Company stopped automobile lease originations during the third quarter of 1999. This was done to monitor experience in early terminations, amount of off-lease vehicles returned and the market values of vehicles returned compared to residual values. As a result, total leases declined $1.3 million in 2003 to $300,000 as of December 31, 2003. Losses on lease residuals (included in other expense) totaled $50,000 for 2003. The Company maintains a reserve for residual losses (included in other liabilities), which totaled $66,000 at December 31, 2003, with a residual value in the remaining portfolio of $297,000 compared to a $213,000 reserve, and $1.3 million of residual value at the prior year-end. The Company liquidates its returned off-lease vehicles through various used car dealers and automobile auction centers. As of December 31, 2003, the Company had an inventory of automobiles to liquidate of $180,000 (included in other assets). The Company expects all leases to mature and have the majority of vehicles liquidated by year-end 2004.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate and other assets of the borrower. Commercial and commercial real estate loans totaled $113.3 million at December 31 2003, increasing from $94.7 million in 2002, an increase of $18.6 million or 19.6%. The majority of the increase was in loans secured by real estate with adjustable interest rates based on a spread to the prime rate. The growth in commercial lending was centered in the Pike and Monroe County market areas.

Non-Performing Assets and Allowance for Loan Losses

Non-performing assets consist of non-performing loans and real estate acquired through foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest income is reversed from current earnings.


NPAs TO ASSETS
0.24%
0.22%
0.21%
0.07%
0.04%
99 00 01 02 03

As of December 31, 2003, non-performing loans totaled $143,000 and represented .06% of total loans receivable compared to $221,000 and .10% as of year-end 2002. Total non-performing assets, which includes foreclosed real estate totaled $143,000 and represented .04% of total assets, declining from $242,000 and .07% as of December 31, 2002. As of December 31, 2003, the Company had no foreclosed real estate. The non-performing loans as of December 31, 2003 consist principally of loans secured by residential real estate. The Company does not anticipate any significant losses, related to these loans due to collateral values.

The allowance for loan losses totaled $3,267,000 at year-end 2003 and represented 1.40% of total loans receivable compared to $3,146,000 and 1.44% of total loans as of year-end 2002. Net charge-offs for 2003 were $539,000, consisting principally of losses on the sale of repossessed automobiles and a commercial credit secured by automobiles, compared to net charge-offs of $700,000 in 2002. The provision for loan losses for 2003 was $660,000, compared to $630,000 in 2002.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and a historical review of losses. Other factors considered in the analysis include; concentration of credit in specific industries in the commercial portfolio; the local and regional economic conditions; trends in delinquencies, large dollar exposures and loan growth. As of December 31, 2003, the Company considered its concentration of credit risk profile to be moderate. The local economy improved in 2003, with a lower unemployment rate in its primary market area of Wayne, Pike and Monroe Counties. The Company has modestly increased its number of large commercial credits and has had double digit growth in real estate related loans. As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2003, adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover significant losses, if any that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses at the dates indicated:

	Year-ended December 31, (in thousands)				
	2003	2002	2001	2000	1999
Allowance balance at beginning of period	$ 3,146	$ 3,216	$ 3,300	$ 3,344	$3,333
Charge-Offs:					
Commercial and all other	(121)	(34)	(12)	-	(12)
Real Estate	-	(122)	(11)	(9)	(17)
Consumer	(478)	(608)	(711)	(589)	(419)
Lease Financing	(36)	(30)	(152)	(170)	(184)
Total	(635)	(794)	(886)	(768)	(632)
Recoveries:					
Commercial and all other	5	-	8	54	74
Real Estate	24	13	1	73	-
Consumer	64	72	85	88	83
Lease Financing	3	9	13	29	16
Total	96	94	107	244	173
Provision expense	660	630	695	480	470
Allowance balance at end of period	$ 3,267	$ 3,146	$ 3,216	$ 3,300	$3,344
Allowance for loan losses as a percent of total loans outstanding	1.40%	1.44%	1.50%	1.52%	1.63%
Net loans charged off as a percent of average loans outstanding	.24%	.33%	.36%	.25%	.23%
Allowance for loan losses as a percent of non-performing loans	2,284.6%	1,423.5%	470.9%	484.6%	508.9%

The following table sets forth information regarding non-performing assets. The Bank had no troubled debt restructurings as defined in SFAS No. 114. As of December 31, 2003, the Company has executed judgment and scheduled foreclosure on a commercial real estate credit with a balance of $213,000. The loan is considered impaired and collateral dependent. However, due to collateral values, the Company does not anticipate any loss.

	As of December 31, (in thousands)				
	2003	2002	2001	2000	1999
Non-accrual loans:					
Commercial and all other	$ -	$ -	$ 64	$ 64	$ 64
Real estate	125	213	597	518	513
Consumer	-	3	11	-	19
Total	125	216	672	582	596
Accruing loans which are contractually past due 90 days or more	18	5	11	98	61
Total non-performing loans	143	221	683	680	657
Foreclosed real estate	-	21	54	27	110
Total non-performing assets	$ 143	$ 242	$ 737	$ 707	$ 767
Non-performing loans to total loans	.06%	.10%	.32%	.31%	.32%
Non-performing loans to total assets	.04%	.06%	.20%	.21%	.21%
Non-performing assets to total assets	.04%	.07%	.21%	.22%	.24%

Securities

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities; municipal obligations, and corporate debt. In accordance with SFAS#115 "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2003, the HTM portfolio totaled $5.7 million and consisted of longer-term municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair market value with any unrealized gains or losses recorded as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income. As of December 31, 2003, $124.8 million in securities were so classified and carried at their fair market value, with unrealized appreciation; net of tax, of $1,431,000, included in Accumulated other comprehensive income in stockholders' equity.

As of December 31, 2003, the average life of the portfolio was 2.1 years compared to 2.3 years at the prior year-end. The decrease was due to increased cash flow from the mortgage-backed securities, which was impacted by the low interest rate environment in 2003 and the purchase of short-term securities. Total purchases for the year were $106.8 million with securities called, maturities and cash flow of $72.9 million and sales of $22.5 million. The purchases were funded principally by cash flow from the portfolio and a reduction in Federal Funds sold. The Company had overnight federal funds sold of $6.4 million as of December 31, 2002 and -$0- as of December 31, 2003.

As of December 31, 2003, the Company's securities portfolio (HTM and AFS) totaled $130.6 million with the mix as follows: U.S. Treasuries, 1.6%; U.S. Government agencies 36.4%; mortgage-backed securities, 31.0%; municipal obligations, 18.9%; corporate debt securities, 10.5% and equity securities of other financial institutions 1.6%. The portfolio had $14.5 million of floating rate instruments, principally adjustable rate mortgage backed securities as of December 31, 2003. The portfolio contained no structured notes, step-up bonds and no off-balance sheet derivatives were in use. The U.S. Government Agency Portfolio consists principally of Federal Home Loan Bank callable notes with final maturities of less than 5 years The mortgage backed securities are pass-through bonds with the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corp (Freddie Mac), and Guaranteed National Mortgage Association (GNMA).

Deposits

The Company, through the ten branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CD) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis.

Total deposits at December 31, 2003, were $306.7 million increasing from $291.9 million as of year-end 2002, an increase of $14.8 million or 5.1%. The increase was principally in core transaction accounts. The Company's money market accounts which include the premium product Investor Account, increased $7.6 million, or 19.5% to $46.5 million. In addition, savings deposit products increased $4.3 million, or 8.3%, to $55.9 million.

Time deposits over $100,000, which consist principally of school district and other public funds, with maturities generally less than one year, were $29.3 million as of December 31, 2003, compared to $29.5 million at year-end 2002. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and relative cost of other funding sources.

As of December 31, 2003, non-interest bearing demand deposits totaled $39.5 million, increasing $6.1 million or 18.1% from the prior year-end. These are principally commercial deposits, and have increased due to growth in the commercial loan portfolio. In addition, the Company has $7.5 million of cash management accounts included in short-term borrowings. These balances represent commercial customers' excess funds invested in overnight securities. The Company considers these accounts as a source of core funding.

The Company believes a portion of its deposit growth over the prior two years may be due in part to the relatively weak stock market performance since March 2000. Bank deposit growth may slow in 2004, as the stock market becomes more attractive to investors. However, the Company believes it can continue to increase its core deposits by establishing new commercial loan relationships, and by seeking new branch locations in high growth areas.

MARKET RISK

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet must be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. As of December 31, 2003, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits, of a decline of no more than 8% of net interest income.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2003, the Bank had a positive 90 day interest sensitivity gap of $30.2 million or 7.8% of total assets compared to 8.6% as of December 31,2002. A positive gap means that rate-sensitive assets are greater than rate-sensitive liabilities at the time interval. This would indicate that in a declining rate environment, the yield on interest-earning assets may decrease faster than the cost of interest-bearing liabilities in the 90 day time frame. The Company has experienced a decline in its net interest margin, in part, due to the asset-sensitive position. The repricing intervals are managed by ALCO strategies, including adjusting the average life of the investment portfolio, pricing of deposit liabilities to attract longer term time deposits, loan pricing to encourage variable rate products and evaluation of loan sales of longer term mortgages.

The Company analyzes and measures the time periods in which rate sensitive assets (RSA) and rate sensitive liabilities (RSL) will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. The operating results of the Company are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2003 (dollars in thousands)

	3 Months or Less	3 through 12 Months	1 through 3 Years	Greater Than 3 Years	Total
Federal funds sold and interest bearing deposits	$ 64	$ —	$ —	$ —	$ 64
Securities (1)	15,387	35,006	44,589	35,589	130,571
Loans receivable (1)	88,471	44,981	55,371	44,910	233,733
Total rate sensitive assets (RSA)	$ 103,922	$ 79,987	$ 99,960	$ 80,499	$ 364,368
Non-maturity interest bearing deposits(2)	$ 25,032	$ 32,384	$ 85,886	$ —	$ 143,302
Time deposits	29,967	54,343	29,867	9,673	123,850
Other	18,721	3,916	5,222	8,000	35,859
Total rate sensitive liabilities (RSL)	$ 73,720	$ 90,643	$ 120,975	$ 17,673	$ 303,011
Interest sensitivity gap	$ 30,202	($ 10,656)	($ 21,015)	$ 62,826	$ 61,357
Cumulative gap	30,202	19,546	(1,469)	61,357	
RSA/RSL-cumulative	141.0%	111.9%	99.5%	120.2%	
As of December 31, 2002					
Interest sensitivity gap	$ 31,726	($ 28,105)	($ 12,184)	$ 63,830	$ 55,267
Cumulative gap	31,726	3,621	(8,563)	55,267	
RSA/RSL-cumulative	142.3%	102.1%	96.9%	119.0%	

(1) Included in the period in which interest rates are next scheduled to adjust or in which they are due. Prepayment speeds are based on historical experience and management judgment.

(2) Non-maturity deposits are generally subject to immediate withdrawal. However, based on retention experience in various interest rate environments, management considers the deposits to have longer effective maturities.

LIQUIDITY

Liquidity can be viewed as the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, and cash flow from payments on loans and securities.

As of December 31, 2003, the Company had cash and cash equivalents of $9.2 million in the form of cash, due from banks, federal funds sold and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $124.8 million, which could be used for liquidity needs. This totals $134.0 million and represents 34.6% of total assets compared to $131.0 million and 35.7% of total assets as of December 31, 2002. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines as of December 31, 2003. Based upon these measures, the Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The approximate borrowing capacity from FHLB was $120.7 million. As of year-end 2003, the Company had $23 million in long-term borrowings from the FHLB, and $420,000 of short-term, overnight borrowings.

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2003 totaled $40,594,000. This consisted of $12,197,000 in commercial real estate, construction and land developments loans, $5,829,000 in home equity lines of credit, $2,128,000 in standby letters of credit and the remainder in other unused commitments. Because these instruments have fixed maturity dates and because a portion of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents the aggregate on and off balance sheet contractual obligations to make future payments.

Contractual Obligations	Payments due by period December 31, 2003				
	Total	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
	(in thousands)				
Time deposits	$ 123,850	$ 84,310	$ 29,867	$ 9,673	$ -
Long-term debt	23,000	-	10,000	10,000	3,000
Operating leases	1,915	139	236	144	1,396
	$ 148,765	$ 84,449	$ 40,103	$ 19,817	$ 4,396


NET INTEREST INCOME (FTE)(000)
$ 12,475
$13,424
$14,041
$ 14,479
$ 13,945
99 00 01 02 03

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is the difference between income earned on loans and securities and interest paid on deposits and borrowings. For the year ended December 31, 2003, net interest income on a fully taxable basis (fte) was $13,945,000, a decrease of $534,000 or 3.7%, compared to $14,479,000 in 2002. The resulting fte net interest spread and net interest margin for 2003 were 3.51% and 3.86%, respectively, compared to 3.82% and 4.26%, respectively, in 2002.

Interest income (fte) for the year ended December 31, 2003 totaled $19,968,000 compared to $22,092,000 in 2002. The decrease was principally due to lower interest rates in 2003, with an average prime rate of 4.12% and Federal Funds target rate of 1.12%, compared to 4.67% and 1.67%, respectively, on average, for 2002. As a result of the lower interest rates, the yield on earning assets declined 98 basis points, to 5.53% in 2003.

The earning asset yield was also unfavorably impacted by increased cash flows and maturities in the investment portfolio, which were reinvested at lower yields. The reinvestment purchases were also relatively short-term instruments with average lives of less than three years. Loan yields were also unfavorably impacted by increased refinancing activity and cash flows. This was partially offset by an improvement in the earning asset mix with an increase in the securities available for sale portfolio of $16.9 million funded in part by a reduction in lower yielding Federal Funds sold of $7.2 million.

Interest income earned on loans totaled $14,579,000 with a yield of 6.46% in 2003, decreasing from $15,651,000 with a yield of 7.32% in 2002. The decline in the yield was due in part to the lower interest rate environment with an average prime rate of 4.12% in 2003 compared to 4.67% in 2002. Loans averaged $225.7 million in 2003, compared to $213.8 million in 2002.

Securities available for sale averaged $120.5 million in 2003 with fte interest income of $4,711,000 and a yield of 3.91% compared to $103.6 million, $5,633,000 and 5.44%, respectively, in 2002. During 2003, cash flows on mortgage-backed securities increased as a result of mortgage refinancing activity in the continued low interest rate environment. Total cash flow from maturities and principal reductions on mortgage-backed securities was $72.9 million in 2003 compared to $46.3 million in 2002. In addition, there was $22.5 million in proceeds from sales in 2003 compared to $6.5 million in 2002. These amounts were generally reinvested in lower coupon mortgage-backed securities, callable US Government agency securities and short-term tax-exempt municipal obligations. The yields on the reinvestments were typically 125 basis points less than the yield on cash flow. The Company reinvested in short-term securities in anticipation of an increase in rates in late 2004.

Interest expense for the year-end December 31, 2003 totaled $6,023,000, declining from $7,613,000 in 2002. The average cost of interest-bearing liabilities in 2003 was 2.02%, a decrease of 67 basis points from 2.69% in 2002. The Company was able to reduce its cost of interest bearing deposits to 1.75% from 2.45% in 2002 by lowering rates paid on all types of deposits.

For 2003, Federal Funds sold averaged $8.4 million at a yield of 1.12% compared to $15.6 million and 1.66% in 2002. The decrease was used to fund securities available for sale, typically at yields of 150 basis points higher than the federal funds rate.

The net interest margin for 2003 was also unfavorably impacted by a decrease in the loan to deposit ratio, which averaged 74.0% in 2003 compared to 75.1% in 2002.

For the year ended December 31, 2002, net interest income on a fully taxable basis (fte) was $14,479,000 an increase of $438,000 or 3.1% over 2001. The resulting fte net interest spread and net interest margin for 2002 were 3.82% and 4.26%, respectively, compared to 3.76% and 4.26%, respectively, in 2001.

Interest income (fte) for the year ended December 31, 2002 totaled $22,092,000 compared to $24,251,000 in 2001. The decrease was principally due to lower interest rates in 2002, with an average prime rate of 4.67% and Federal Funds target rate of 1.67%, compared to 6.86% and 3.86%, respectively, on average, for 2001. As a result of the lower interest rates, the yield on earning assets declined 113 basis points, to 6.51% in 2002.

The earning asset yield was also unfavorably impacted by a change in the asset mix, as a result of deposits increasing more than loans. On average in 2002 loans represented 63.0% of earning assets compared to 67.7% in 2001. The offset was an increase in lower yielding Federal Funds sold, 4.6% of average earning assets compared to 2.6% in 2001, and AFS securities, 31.1% of average earning assets, increasing from 27.5%.

Interest income earned on loans totaled $15,651,000 with a yield of 7.32% in 2002 decreasing from $17,934,000 with a yield of 8.35% in 2001. The decline in the yield was due in part to the lower interest rate environment with an average prime rate of 4.67% in 2002 compared to 6.86% in 2001. Loans averaged $213.8 million in 2002, compared to $214.9 million in 2001.

Securities available for sale averaged $103.6 million in 2002 with fte interest income of $5,634,000 and a yield of 5.44% compared to $87.2 million, $5,450,000 and 6.25%, respectively, in 2001. The decrease in yield was principally due to the lower interest rate environment in 2002. During 2002, cash flows on mortgage-backed securities increased in the lower interest rate environment. These amounts were generally reinvested in the lower coupon mortgage-backed securities, callable U.S. Government agency securities and short-term tax-exempt municipal obligations.

Interest expense for the year-end December 31, 2002 totaled $7,613,000, declining from $10,210,000 in 2001. The average cost of interest-bearing liabilities in 2002 was 2.69%, a decrease of 119 basis points from 3.88% in 2001. In the lower rate environment of 2002, the Company was able to reduce its cost of interest bearing deposits to 2.45% from 3.65% in 2001.

Federal Funds sold, which represents overnight investments of liquidity, increased in 2002, as deposit growth exceeded loan activity. For 2002, Federal Funds averaged $15.6 million at a yield of 1.65% compared to $8.3 million and 3.15% in 2001.

OTHER INCOME

Other income totaled $3,493,000 in 2003, an increase of $489,000 or 16.3% over the $3,004,000 in 2002. Other income represented 20.0% of total revenues increasing from 17.2% in 2002.

Service charges and fees were $1,846,000 in 2003 compared to $1,788,000 in 2002, an increase of $58,000. The increase was due in part to loan documentation fees, which increased $48,000 to $286,000 due to volume, and to debit card activity, which generated $180,000 in revenues, increasing from $166,000 in 2002. These items were partially offset by a $23,000 decrease in retail checking fees as a result of more customers opting for the Bank's "Simply Free" non-interest bearing checking account. In addition, fees related to non-sufficient funds (nsf) in checking accounts increased $28,000 to $599,000 due to a lower percentage of fees waived in 2003.

Income from fiduciary activities was $250,000 in 2003 compared to $236,000 in 2002, with the increase principally due to higher market value of trust accounts in 2003 which totaled $74.0 million as of December 31, 2003, compared to $60.1 million at the end of 2002. In 2003, the Company sold $7.1 million of residential mortgages into the secondary market at a gain of $192,000 compared to $5.4 million of loans sold, at a gain of $82,000 in 2002. The loans sold were principally 30-year mortgages with coupons above the current market rate, and the sales were done for interest rate management, to reduce the Company's exposure to long term fixed rate assets.

The Company had net gains on sales of securities of $692,000 compared to $427,000 in 2002. The Company sold selected equity holdings of other financial institutions, which appeared attractively priced, corporate bonds and fast paying underperforming mortgage-backed securities. The proceeds of the sales, which were $22.5 million, were reinvested in available for sale securities.

Earnings on the cash surrender value (CSV) of Bank-Owned Life Insurance (BOLI, included in other assets), were $271,000 in 2003, increasing from $203,000 in 2002. The increase was principally due to the purchase of an additional $2.55 million in BOLI, during the third quarter of 2003, the proceeds of which were used to fund employee benefit plans.

The Company's merchant processing net revenue decreased in 2003 to $61,000 from $88,000 in 2002. The decrease is due in part to a reduction in margin received by the bank from Visa and MasterCard.

Other income totaled $3,004,000 in 2002, an increase of $202,000 or 7.2% over the $2,802,000 in 2001. Other income represented 17.2% of total revenues increasing from 16.6% in 2001.

Service charges and fees were $1,788,000 in 2002 compared to $1,661,000 in 2001, an increase of $127,000. The increase is due in part to growth in fee-based retail deposit accounts, with service charges increasing $66,000, and debit card activity, which generated $166,000 in revenues, increasing from $134,000 in 2001. In addition, fees related to non-sufficient funds (nsf) in checking accounts increased $64,000 due to increased volume.

Income from fiduciary activities was $236,000 in 2002 compared to $256,000 in 2001, with the decrease principally due to a lower level of estate fees in 2002. Commissions on sales of annuities and mutual funds were $136,000 on sales of $4.9 million in 2002, declining from revenues of $267,000 on sales of $9.2 million in 2001. In 2002, the Company sold $5.4 million of residential mortgages into the secondary market at a gain of $82,000 compared to $2.2 million of loans sold, at a gain of $48,000 in 2001. The loans sold were principally 30-year mortgages with coupons above the current market rate.

The Company had net gains on sales of securities of $427,000 in 2002 compared to $212,000 in 2001. The Company sold selected equity holdings of other financial institutions, which appeared attractively priced and corporate bonds.

Other Income *(dollars in thousands)*

For the year-ended December 31	2003	2002	2001
Service charges on deposit accounts	$ 409	$ 415	$ 358
ATM Fees	202	187	167
NSF Fees	599	571	507
Merchant card processing	61	88	111
Loan related service fees	286	254	240
Visa check card	180	166	134
Fiduciary activities	250	236	256
Mutual funds & annuities	112	136	267
Gain on sales of mortgage loans	192	82	48
CSV on life insurance	271	203	199
Other income	239	239	303
	2,801	2,577	2,590
Net realized gains on sales of securities	692	427	212
Total	$ 3,493	$ 3,004	$ 2,802

OTHER EXPENSES

Other expenses totaled $9,808,000 in 2003, a decrease of $541,000 or 5.2% from $10,349,000 in 2002. Salaries and employee benefit costs, which represented 50.1% of total other expense, were $4,916,000, for 2003, an increase of $69,000 or 1.4%. The increase was principally due to increasing costs of retirement plans and health insurance.

Losses on lease residuals were $50,000 in 2003 decreasing significantly from $870,000 in 2002. The decrease was principally due to the lower number of cars liquidated in 2003 compared to 2002. These losses were partially offset by lease termination fee income, included in other income, of $16,000 in 2003 and $36,000 in 2002.

Furniture and equipment expense for 2003 totaled $602,000, increasing from $517,000. The increase was due in part to a full year of maintenance costs on the item processing and document imaging system installed in 2002. Professional fees were $277,000 in 2003 compared to $178,000 in 2002. The increase was due in part to $45,000 of legal expenses related to the resolution of a problem credit and for general corporate matters. Also consulting expense, included in professional fees increased $28,000 due to a project related to loan processing and investment banking fees.

Other expenses totaled $10,349,000 in 2002, an increase of $491,000 or 5.0% over $9,858,000 in 2001. Salaries and employee benefit costs, which represented 46.8% of total other expense, were $4,847,000 for 2002, an increase of $205,000 or 4.4%. The increase was principally due to increasing costs of health insurance and other benefit plans.

Losses on lease residuals were $870,000 in 2002 increasing from $630,000 in 2001. The increase was principally due to higher number of cars liquidated in 2002 and a soft used car market. The scheduled lease terminations for 2003 are 66, significantly less than the 259 scheduled in 2002. These losses were partially offset by lease termination fee income, included in other income, of $36,000 in 2002 and $64,000 in 2001. Professional fees were $186,000 in 2002 compared to $211,000 in 2001, with the decrease due to lower consulting and legal fees.

Income Taxes

Income tax expense for the year 2003 was $1,694,000 for an effective tax rate of 26.7%, compared to an expense of $1,623,000 and an effective rate of 27.2% in 2002. The decrease in the effective tax rate is principally due to higher levels of interest income on municipal securities, and the cash surrender value of life insurance, which is not subject to Federal Income Tax.

Income tax expense for the year 2002 was $1,632,000 for an effective tax rate of 27.2%, compared to an expense of $1,601,000 and an effective rate of 27.6% in 2001. The decrease in the effective tax rate is principally due to higher levels of interest income on municipal securities, which is not subject to Federal Income Tax.


Book Value Per Share
$10.19
$11.99
$13.37
$15.09
$15.96
99
00
01
02
03

Capital and Dividends

Total stockholders' equity as of December 31, 2003, was $42.8 million, compared to $40.1 million as of year-end 2002. The increase was principally due to retention of earnings of $2,960,000 after cash dividends declared of $1,693,000. This was partially offset by a $1,060,000 decrease in accumulated other comprehensive income due to market value changes in the Company's AFS securities portfolio principally as a result of changing interest rates. As of December 31, 2003 the Company had a leverage capital ratio of 10.52%, Tier 1 risk-based capital of 15.58% and total risk-based capital of 17.09% compared to 10.13%, 15.06% and 16.57%, respectively, in 2002.

The Company's stock is traded on the Nasdaq market under the symbol, NWFL. As of December 31, 2003, there were approximately 1,200 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding common stock for the period indicated:

	Closing Price Range		Cash dividend
	High	Low	paid per share
Year 2003			
First Quarter	$ 20.83	$ 19.39	$ .16
Second Quarter	24.20	19.84	.16
Third Quarter	29.70	23.47	.16
Fourth Quarter	27.59	24.88	.17
Year 2002			
First Quarter	$ 18.00	$ 17.00	$ .1467
Second Quarter	19.67	17.40	.1467
Third Quarter	20.27	18.87	.1467
Fourth Quarter	20.17	18.90	.16

The book value of the common stock was $15.96 as of December 31, 2003 compared to $15.09 as of December 31, 2002. As of year-end 2003, the stock price was $26.15, compared to $19.86 as of December 31, 2002.

NORWOOD FINANCIAL CORP

SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(Dollars in thousands, except per share amounts)

2003

	December 31	September 30	June 30	March 31
Interest income	$ 4,844	$ 4,760	$ 4,816	$ 4,925
Interest expense	1,347	1,461	1,568	1,647
Net interest income	3,497	3,299	3,248	3,278
Provision for loan losses	165	165	165	165
Other income	648	729	679	745
Net realized gains on sales of securities	150	156	243	143
Other expense	2,450	2,417	2,475	2,466
Income before income taxes	1,680	1,602	1,530	1,535
Income tax expense	453	408	408	425
NET INCOME	$ 1,227	$ 1,194	$ 1,122	$ 1,110
Basic earnings per share	$ 0.47	$ 0.46	$ 0.43	$ 0.43
Diluted earnings per share	$ 0.46	$ 0.45	$ 0.42	$ 0.42

2002

	December 31	September 30	June 30	March 31
Interest Income	$ 5,272	$ 5,387	$ 5,423	$ 5,482
Interest Expense	1,793	1,859	1,929	2,032
Net interest income	3,479	3,528	3,494	3,450
Provision for loan losses	150	150	150	180
Other income	620	672	598	687
Net realized gains on sales of securities	-	83	333	11
Other expense	2,385	2,540	2,856	2,568
Income before income taxes	1,564	1,593	1,419	1,400
Income tax expense	435	439	378	371
NET INCOME	$ 1,129	$ 1,154	$ 1,041	$ 1,029
Basic earnings per share	$ 0.44	$ 0.45	$ 0.41	$ 0.41
Diluted earnings per share	$ 0.43	$ 0.44	$ 0.40	$ 0.40

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2003			2002			2001		
	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate
ASSETS									
Interest Earning Assets:									
Federal funds sold	$ 8,369	$ 94	1.12%	$ 15,573	$ 258	1.66%	$ 8,322	$ 262	3.15%
Interest bearing deposits with banks	154	1	0.65	346	5	1.45	162	6	3.70
Securities held to maturity	6,156	583	9.47	6,212	545	8.77	6,822	599	8.78
Securities available for sale									
Taxable	103,506	3,677	3.55	89,956	4,623	5.14	76,139	4,646	6.10
Tax-exempt	17,025	1,034	6.07	13,616	1,010	7.42	11,086	804	7.25
Total securities available for sale	120,531	4,711	3.91	103,572	5,633	5.44	87,225	5,450	6.25
Loans receivable (3,4)	225,680	14,579	6.46	213,814	15,651	7.32	214,905	17,934	8.35
Total interest earning assets	360,890	19,968	5.53	339,517	22,092	6.51	317,436	24,251	7.64
Non-interest earning assets:									
Cash and due from banks	9,364			8,452			7,559		
Allowance for loan losses	(3,273)			(3,228)			(3,268)		
Other assets	13,982			14,093			14,264		
Total non-interest earning assets	20,073			19,317			18,555		
TOTAL ASSETS	$ 380,963			$ 358,834			$ 335,991		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liablities:									
Interest-bearing demand and money market	$ 82,596	532	0.64	$ 74,696	730	0.98	$ 66,101	1,298	1.96
Savings	55,055	428	0.78	48,361	648	1.34	42,631	792	1.86
Time	127,995	3,678	2.87	127,571	4,761	3.73	122,161	6,329	5.18
Total interest-bearing deposits	265,646	4,638	1.75	250,628	6,139	2.45	230,893	8,419	3.65
Short-term borrowings	9,081	99	1.09	9,550	176	1.84	7,781	295	3.79
Long term debt	23,000	1,286	5.59	23,230	1,298	5.59	24,450	1,496	6.12
Total interest bearing liabilities	297,727	6,023	2.02	283,408	7,613	2.69	263,124	10,210	3.88
Non-interest bearing liabilities									
Non-interest bearing demand deposits	39,119			33,966			31,407		
Other liabilities	2,729			3,949			7,942		
Total non-interest bearing liabilities	41,848			37,915			39,349		
Stockholders' equity	41,388			37,511			33,518		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 380,963			$ 358,834			$ 335,991		
Net interest income (tax-equivalent basis)		13,945	3.51%		14,479	3.82%		14,041	3.76%
Tax-equivalent basis adjustment		(623)			(528)			(487)	
Net Interest Income		$ 13,322			$ 13,951			$13,554	
Net Interest margin(tax-equivalent basis)			3.86%			4.26%			4.42%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

(dollars in thousands)	Increase/(Decrease)					
	2003 compared to 2002 Variance due to			2002 compared to 2001 Variance due to		
	Volume	Rate	Net	Volume	Rate	Net
INTEREST EARNING ASSETS:						
Federal funds sold	$ (96)	$ (68)	$ (164)	$ 158	$ (162)	$ (4)
Interest bearing deposits with banks	(2)	(2)	(4)	4	(5)	(1)
Securities held to maturity	(5)	43	38	(54)	--	(54)
Securities available for sale						
Taxable	626	(1,572)	(946)	772	(795)	(23)
Tax-exempt	227	(203)	24	186	20	206
Total securities available for sale	853	(1,775)	(922)	958	(775)	183
Loans receivable (3,4)	836	(1,908)	(1,072)	(91)	(2,192)	(2,283)
Total interest earning assets	1,586	(3,710)	(2,124)	975	(3,134)	(2,159)
INTEREST BEARING LIABLITIES:						
Interest-bearing demand and money market	71	(269)	(198)	151	(719)	(568)
Savings	80	(300)	(220)	97	(241)	(144)
Time	16	(1,099)	(1,083)	270	(1,838)	(1,568)
Total interest- bearing deposits	167	(1,668)	(1,501)	518	(2,798)	(2,280)
Short-term borrowings	(8)	(69)	(77)	56	(175)	(119)
Long term debt	(13)	1	(12)	(72)	(126)	(198)
Total interest bearing liabilities	146	(1,736)	(1,590)	502	(3,099)	(2,597)
Net interest income (tax-equivalent basis)	$ 1,439	$ (1,973)	$ (534)	$ 473	$ (35)	$ 438

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

Beard Miller Company LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 23, 2004

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2003	2002
	(In Thousands)	
Cash and due from banks	$ 9,110	$ 9,579
Interest bearing deposits with banks	64	230
Federal funds sold	-	6,435
Cash and Cash Equivalents	9,174	16,244
Securities available for sale	124,823	114,843
Securities held to maturity, fair value 2003 $5,975; 2002 $6,504	5,748	6,204
Loans receivable, net of allowance for loan losses 2003 $3,267; 2002 $3,146	230,466	214,824
Investment in FHLB stock, at cost	2,002	1,637
Bank premises and equipment, net	5,596	5,986
Accrued interest receivable	1,783	1,799
Other assets	7,891	5,931
Total Assets	$ 387,483	$ 367,468

LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 39,517	$ 33,453
Interest-bearing demand	40,926	40,407
Money market deposit accounts	46,481	38,908
Savings	55,895	51,629
Time	123,850	127,455
Total Deposits	306,669	291,852
Short-term borrowings	12,859	9,016
Long-term debt	23,000	23,000
Accrued interest payable	1,309	1,654
Other liabilities	815	1,821
Total Liabilities	344,652	327,343
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued 2003: 2,705,715 shares; 2002: 1,803,824 shares	270	180
Surplus	4,933	4,762
Retained earnings	37,042	34,082
Treasury stock, at cost 2003 21,318 shares; 2002 31,506 shares	(295)	(640)
Accumulated other comprehensive income	1,431	2,491
Unearned Employee Stock Ownership Plan (ESOP) shares	(550)	(750)
Total Stockholders' Equity	42,831	40,125
Total Liabilities and Stockholders' Equity	$ 387,483	$ 367,468

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31, 2003	2002	2001
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	**$ 14,506**	$ 15,651	$ 17,924
Securities:			
Taxable	**3,677**	4,623	4,646
Tax exempt	**1,067**	1,027	926
Other	**95**	263	268
Total Interest Income	**19,345**	21,564	23,764
INTEREST EXPENSE			
Deposits	**4,638**	6,139	8,419
Short-term borrowings	**99**	176	295
Long-term debt	**1,286**	1,298	1,496
Total Interest Expense	**6,023**	7,613	10,210
Net Interest Income	**13,322**	13,951	13,554
PROVISION FOR LOAN LOSSES	**660**	630	695
Net Interest Income after Provision for Loan Losses	**12,662**	13,321	12,859
OTHER INCOME			
Service charges and fees	**1,846**	1,788	1,661
Income from fiduciary activities	**250**	236	256
Net realized gains on sales of securities	**692**	427	212
Earnings on life insurance policies	**271**	203	199
Other	**434**	350	474
Total Other Income	**3,493**	3,004	2,802
OTHER EXPENSES			
Salaries and employee benefits	**4,916**	4,847	4,642
Occupancy	**799**	759	796
Furniture and equipment	**602**	517	525
Data processing related operations	**549**	556	521
Losses on lease residuals	**50**	870	630
Advertising	**170**	168	131
Professional fees	**277**	178	211
Postage and telephone	**465**	425	431
Taxes, other than income	**256**	222	287
Amortization of intangible assets	**83**	178	178
Other	**1,641**	1,629	1,506
Total Other Expenses	**9,808**	10,349	9,858
Income before Income Taxes	**6,347**	5,976	5,803
INCOME TAX EXPENSE	**1,694**	1,623	1,601
Net Income	**$ 4,653**	$ 4,353	$ 4,202
EARNINGS PER SHARE			
Basic	**$ 1.79**	$ 1.70	$ 1.67
Diluted	**$ 1.75**	$ 1.68	$ 1.65

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended December 31, 2003, 2002 and 2001							
	Number Of Shares Issued	Common Stock	Surplus	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Unearned ESOP Shares	Total
				(Dollars in Thousands)				
BALANCE - DECEMBER 31, 2000	1,803,824	$ 180	$ 4,629	$ 28,441	$ (1,213)	$ 488	$ (1,155)	$31,370
Comprehensive income:								
Net income	-	-	-	4,202	-	-	-	4,202
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	514	-	514
Total Comprehensive Income								4,716
Cash dividends declared, $.55 per share	-	-	-	(1,378)	-	-	-	(1,378)
Stock options exercised	-	-	(22)	-	147	-	-	125
Release of earned ESOP shares, net	-	-	80	-	-	-	203	283
BALANCE - DECEMBER 31, 2001	1,803,824	180	4,687	31,265	(1,066)	1,002	(952)	35,116
Comprehensive income:								
Net income	-	-	-	4,353	-	-	-	4,353
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	1,489	-	1,489
Total Comprehensive Income								5,842
Cash dividends declared, $.60 per share	-	-	-	(1,536)	-	-	-	(1,536)
Stock options exercised	-	-	(78)	-	434	-	-	356
Tax benefit of stock options exercised	-	-	5	-	-	-	-	5
Acquisition of treasury stock	-	-	-	-	(8)	-	-	(8)
Release of earned ESOP shares, net	-	-	148	-	-	-	202	350
BALANCE - DECEMBER 31, 2002	1,803,824	180	4,762	34,082	(640)	2,491	(750)	40,125
Comprehensive income:								
Net income	-	-	-	**4,653**	-	-	-	**4,653**
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	**(1,060)**	-	**(1,060)**
Total Comprehensive Income								**3,593**
Cash dividends declared, $.65 per share	-	-	-	**(1,693)**	-	-	-	**(1,693)**
Three-for-two stock split in the form of a 50% stock dividend	**901,891**	**90**	**(91)**	-	-	-	-	**(1)**
Stock options exercised	-	-	**(24)**	-	**358**	-	-	**334**
Tax benefit of stock options exercised	-	-	**20**	-	-	-	-	**20**
Acquisition of treasury stock	-	-	-	-	**(46)**	-	-	**(46)**
Release of treasury stock for ESOP	-	-	**30**	-	**33**	-	-	**63**
Release of earned ESOP shares, net	-	-	**236**	-	-	-	**200**	**436**
BALANCE - DECEMBER 31, 2003	**2,705,715**	**$270**	**$4,933**	**$37,042**	**$ (295)**	**$1,431**	**$ (550)**	**$42,831**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 4,653**	$ 4,353	$ 4,202
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**660**	630	695
Depreciation	**611**	617	613
Amortization of intangible assets	**83**	178	178
Deferred income taxes	**(249)**	(1,159)	(1,485)
Net amortization of securities premiums and discounts	**500**	233	99
Net realized gains on sales of securities	**(692)**	(427)	(212)
Net increase in investment in life insurance	**(247)**	(183)	(179)
Gain on sale of bank premises and equipment and foreclosed real estate	**(20)**	(49)	-
Gain on sale of mortgage loans	**(192)**	(82)	(48)
Mortgage loans originated for sale	**(7,060)**	(5,409)	(2,172)
Proceeds from sale of mortgage loans	**7,252**	5,491	2,220
Tax benefit of stock options exercised	**20**	5	-
Release of ESOP shares	**436**	350	283
Decrease in accrued interest receivable and other assets	**1,315**	1,183	1,813
Decrease in accrued interest payable and other liabilities	**(570)**	(530)	(1,010)
Net Cash Provided by Operating Activities	**6,500**	5,201	4,997
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**22,544**	6,455	14,632
Proceeds from maturities and principal reductions on mortgage-backed securities	**72,879**	46,336	31,302
Purchases	**(106,842)**	(69,393)	(63,787)
Securities held to maturity, proceeds from maturities	**494**	30	1,275
(Increase) decrease in investment in FHLB stock	**(365)**	(237)	1,181
Net (increase) decrease in loans	**(16,912)**	(5,660)	77
Purchase of life insurance	**(2,550)**	-	(240)
Purchase of bank premises and equipment	**(221)**	(572)	(445)
Proceeds from sales of premises and equipment and foreclosed real estate	**84**	590	121
Net Cash Used in Investing Activities	**(30,889)**	(22,451)	(15,884)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**14,817**	16,929	21,964
Net increase (decrease) in short-term borrowings	**3,843**	2,375	(1,219)
Repayments of long-term debt	-	(2,000)	(8,000)
Proceeds from long-term debt	-	-	5,000
Stock options exercised	**334**	356	125
Proceeds from (acquisition of) treasury stock, net	**(13)**	(8)	-
Cash dividends paid	**(1,662)**	(1,494)	(1,341)
Net Cash Provided by Financing Activities	**17,319**	16,158	16,529
Net Increase (Decrease) in Cash and Cash Equivalents	**(7,070)**	(1,092)	5,642
CASH AND CASH EQUIVALENTS - BEGINNING	**16,244**	17,336	11,694
CASH AND CASH EQUIVALENTS - ENDING	**$ 9,174**	$ 16,244	$ 17,336

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Operations

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate, commercial and consumer loans, as well as interest earnings on investment securities and deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

Note 2 - Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within northeastern Pennsylvania. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The stock is carried at cost.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The Company has a portfolio of direct financing leases. These direct financing leases are carried at the Company's net investment, which includes the sum of aggregate rentals receivable and the estimated residual value of the leased automobiles less unearned income. Unearned income is amortized over the leases' terms by methods that approximate the interest method.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Note 2 - Summary of Accounting Policies (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses. Foreclosed real estate is included in other assets.

Bank Owned Life Insurance

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies and is included in other assets in the amount of $6,676,000 and $3,879,000 at December 31, 2003 and 2002, respectively. Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Intangible Assets

Intangible assets are included in other assets and are being amortized over periods from seven to fifteen years. Annual assessments of the carrying values and remaining amortization periods of intangible assets are made to determine possible carrying value impairment and appropriate adjustments, as deemed necessary. At December 31, 2003, the Company had intangible assets with a net book value of $377,000, which will continue to be amortized.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings per Share

On April 8, 2003, the Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend on common stock outstanding, payable June 16, 2003 to shareholders of record on May 30, 2003. The stock split resulted in the issuance of 901,912 additional common shares, including 21 fractional shares paid in cash. All per share data has been adjusted for the effect of the stock split.

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Stock Option Plans

The Company accounts for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Years Ended December 31,		
	2003	**2002**	**2001**
	(In Thousands, Except per Share Data)		
Net income, as reported	**$ 4,653**	$ 4,353	$ 4,202
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related taxes	**(50)**	(74)	(45)
Pro forma net income	**$ 4,603**	$ 4,279	$ 4,157
Earnings per share (basic):			
As reported	**$ 1.79**	$ 1.70	$ 1.67
Pro forma	**$ 1.77**	$ 1.67	$ 1.65
Earnings per share (assuming dilution):			
As reported	**$ 1.75**	$ 1.68	$ 1.65
Pro forma	**$ 1.74**	$ 1.65	$ 1.63

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Cash payments for interest for the years ended December 31, 2003, 2002 and 2001 were $6,368,000, $8,285,000 and $11,012,000, respectively. Cash payments for income taxes for the years ended December 31, 2003, 2002 and 2001 were $1,802,000, $3,117,000 and $3,225,000, respectively. Non-cash investing activities for 2003, 2002 and 2001 included foreclosed mortgage loans transferred to foreclosed real estate and repossession of other assets of $610,000, $1,183,000 and $1,427,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2003	**2002**	**2001**
	(In Thousands)		
Unrealized holding gains (losses) on available for sale securities	**$ (901)**	$ 2,690	$ 976
Reclassification adjustment for gains realized in income	**692**	427	212
Net Unrealized Gains (Losses)	**(1,593)**	2,263	764
Income tax (benefit)	**(533)**	774	250
Net of Tax Amount	**$ (1,060)**	$ 1,489	$ 514

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Note 2 - Summary of Accounting Policies (Continued)

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

New Accounting Standards

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit, as discussed in Note 14. Adoption of FIN 45 did not have a significant impact on the Company's financial condition or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004. The adoption of this Interpretation did not have and is not expected to have an impact on the Company's financial condition or results of operations.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this standard did not have an impact on the Company's financial condition or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have an impact on the Company's financial condition or results of operations.

NOTE 3 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AVAILABLE FOR SALE:	*(In Thousands)*			
U.S. Treasuries	$ 2,051	$ 14	$ -	$ 2,065
U.S. Government agencies	47,791	157	(316)	47,632
States and political subdivisions	18,578	382	(30)	18,930
Corporate obligations	13,374	291	-	13,665
Mortgage-backed securities	40,413	359	(264)	40,508
	122,207	1,203	(610)	122,800
Equity securities	428	1,595	-	2,023
	$ 122,635	$ 2,798	$ (610)	$ 124,823
HELD TO MATURITY:				
States and political subdivisions	$ 5,748	$ 227	$ -	$ 5,975

	December 31, 2002			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 32,974	$ 223	$ -	$ 33,197
States and political subdivisions	14,835	329	(4)	15,160
Corporate obligations	11,102	394	(93)	11,403
Mortgage-backed securities	51,836	1,526	(4)	53,358
	110,747	2,472	(101)	113,118
Equity securities	315	1,410	-	1,725
	$ 111,062	$ 3,882	$ (101)	$ 114,843
HELD TO MATURITY:				
States and political subdivisions	$ 6,204	$ 300	$ -	$ 6,504

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$ 18,677	$ (316)	$ -	$ -	$ 18,677	$ (316)
States and political subdivisions	3,542	(30)	-	-	3,542	(30)
Mortgage-backed securities	20,509	(262)	773	(2)	21,282	(264)
	$ 42,728	$ (608)	$ 773	$ (2)	$ 43,501	$ (610)

In management's opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities. Management believes that the unrealized losses represent temporary impairment of the securities.

The amortized cost and fair value of securities as of December 31, 2003 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 2,592	$ 2,634	$ 35	$ 35
Due after one year through five years	58,662	58,912	-	-
Due after five years through ten years	11,669	11,634	-	-
Due after ten years	8,871	9,112	5,713	5,940
	81,794	82,292	5,748	5,975
Mortgage-backed securities	40,413	40,508	-	-
	$ 122,207	$ 122,800	$ 5,748	$ 5,975

NOTE 3 - SECURITIES (CONTINUED)

Gross realized gains and gross realized losses on sales of securities available for sale were $723,000 and $31,000, respectively, in 2003, $432,000 and $5,000, respectively, in 2002, and $216,000 and $4,000, respectively, in 2001.

Securities with a carrying value of $34,775,000 and $28,663,000 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2003	2002
	(In Thousands)	
Real estate:		
Residential	**$ 77,459**	$ 69,040
Commercial	**96,276**	79,623
Construction	**5,904**	4,109
Commercial, financial and agricultural	**17,022**	15,074
Consumer loans to individuals	**37,219**	48,951
Lease financing, net of unearned income	**316**	1,592
	234,196	218,389
Unearned income and deferred fees	**(463)**	(419)
Allowance for loan losses	**(3,267)**	(3,146)
	$ 230,466	$ 214,824

The Bank's net investment in direct financing leases at December 31 consists of:

	2003	2002
	(In Thousands)	
Minimum lease payments receivable	**$ 24**	$ 325
Estimated unguaranteed residual values	**297**	1,347
Unearned income	**(5)**	(80)
	$ 316	$ 1,592

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Balance, beginning	**$ 3,146**	$ 3,216	$ 3,300
Provision for loan losses	**660**	630	695
Recoveries	**96**	94	107
Loans charged off	**(635)**	(794)	(886)
Balance, ending	**$ 3,267**	$ 3,146	$ 3,216

The recorded investment in impaired loans, not requiring an allowance for loan losses was $263,000 and $256,000 at December 31, 2003 and 2002, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 2003 and 2002. For the years ended December 31, 2003, 2002 and 2001, the average recorded investment in these impaired loans was $337,000, $262,000 and $694,000 and the interest income recognized on these impaired loans was $30,000, $23,000 and $22,000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $125,000 and $216,000 at December 31, 2003 and 2002, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $18,000 and $5,000 at December 31, 2003 and 2002, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2003	2002
	(In Thousands)	
Land and improvements	$ 925	$ 924
Buildings and improvements	6,844	6,957
Furniture and equipment	3,650	3,583
	11,419	11,464
Accumulated depreciation	(5,823)	(5,478)
	$ 5,596	$ 5,986

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $29,372,000 and $29,533,000 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows (in thousands):

2004	$ 84,310
2005	18,208
2006	11,659
2007	3,729
2008	5,944
	$ 123,850

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2003	2002
	(In Thousands)	
Securities sold under agreements to repurchase	$ 11,806	$ 8,016
Short-term FHLB advances	420	-
U.S. Treasury demand notes	633	1,000
	$ 12,859	$ 9,016

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31,	
	2003	2002
	(Dollars in Thousands)	
Average balance during the year	$ 9,081	$ 9,552
Average interest rate during the year	1.09%	1.84%
Maximum month-end balance during the year	$ 12,859	$ 15,168
Weighted average interest rate at the end of the year	0.99%	1.32%

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $12,793,000 and $12,712,000 at December 31, 2003 and $10,303,000 and $10,388,000 at December 31, 2002 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2004. There was $420,000 outstanding under this line at December 31, 2003 and no borrowings at December 31, 2002. The Company has a line of credit commitment available from Atlantic Central Bankers Bank for $7,000,000. There were no borrowings under this line of credit at December 31, 2003 and 2002.

NOTE 7 - BORROWINGS (CONTINUED)

Long-term debt consisted of the following at December 31, 2003 and 2002:

	2003	2002
	(In Thousands)	
Notes with the Federal Home Loan Bank (FHLB):		
Convertible note due April 2005 at 6.13%	**$ 5,000**	$ 5,000
Convertible note due December 2006 at 6.19%	**5,000**	5,000
Convertible note due April 2009 at 4.83%	**5,000**	5,000
Convertible note due April 2009 at 5.07%	**5,000**	5,000
Convertible note due January 2011 at 5.24%	**3,000**	3,000
	$ 23,000	$ 23,000

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 16 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $120,708,000 of which $23,420,000 was outstanding at December 31, 2003. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $192,000, $170,000 and $166,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased. Interest incurred was $28,000 and $42,000 for the years ended December 31, 2003 and 2002, respectively.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt. Dividends recorded as a reduction of debt were $44,000 and $51,000 for the years ended December 31, 2003 and 2002, respectively. The total employer contribution was $184,000 and $191,000 for the years ended December 31, 2003 and 2002, respectively.

Compensation expense for the ESOP was $428,000, $348,000 and $269,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE 8 - EMPLOYEE BENEFIT PLANS (CONTINUED)

The status of the ESOP shares at December 31 are as follows:

	2003	2002
Allocated shares	**114,083**	102,911
Shares released from allocation	**15,203**	9,573
Unreleased shares	**52,532**	69,334
Total ESOP shares	**181,818**	181,818
Fair value of unreleased shares	**$1,374,000**	$ 1,377,000

NOTE 9 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Current	**$ 1,943**	$ 2,782	$ 3,086
Deferred	**(249)**	(1,159)	(1,485)
	$ 1,694	$ 1,623	$ 1,601

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes		
	Years Ended December 31,		
	2003	2002	2001
Tax at statutory rates	**34.0 %**	34.0 %	34.0 %
Tax exempt interest income, net of interest expense disallowance	**(6.0)**	(5.8)	(4.9)
Low-income housing tax credit	**(0.9)**	(1.0)	(1.0)
Earnings on life insurance	**(1.4)**	(1.1)	(1.2)
Other	**1.0**	1.1	0.7
	26.7 %	27.2 %	27.6 %

The income tax provision includes $235,000, $145,000 and $72,000 of income taxes relating to realized securities gains for the years ended December 31, 2003, 2002 and 2001, respectively.

The net deferred tax liability included in other liabilities in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2003	2002
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 900**	$ 847
Deferred compensation	**166**	126
Intangible assets	**172**	187
Other	**-**	9
Total Deferred Tax Assets	**1,238**	1,169
Deferred tax liabilities:		
Net unrealized gain on securities	**757**	1,290
Premises and equipment	**234**	160
Lease financing	**73**	362
Other	**128**	93
Total Deferred Tax Liabilities	**1,192**	1,905
Net Deferred Tax Asset (Liability)	**$ 46**	$ (736)

NOTE 10 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2003 and 2002 such loans amounted to $1,545,000 and $1,693,000, respectively. During 2003, new loans to such related parties totaled $203,000 and repayments aggregated $351,000.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Dollars in Thousands)			
As of December 31, 2003:						
Total capital (to risk-weighted assets)	**$ 43,839**	**16.97%**	**$≥20,668**	**≥8.00%**	**$≥25,835**	**≥ 10.00%**
Tier 1 capital (to risk-weighted assets)	**40,028**	**15.49**	**≥10,334**	**≥4.00**	**≥15,501**	**≥ 6.00**
Tier 1 capital (to average assets)	**40,028**	**10.24**	**≥15,629**	**≥4.00**	**≥19,536**	**≥ 5.00**
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$ 39,477	16.31%	$≥19,358	≥8.00%	$≥24,198	≥ 10.00%
Tier 1 capital (to risk-weighted assets)	35,891	14.83	≥ 9,679	≥4.00	≥14,519	≥ 6.00
Tier 1 capital (to average assets)	35,891	9.82	≥ 14,614	≥4.00	≥18,268	≥ 5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2003 and 2002 was approximately $4,386,000 and $3,845,000, respectively.

Note 11 - Regulatory Matters and Stockholders' Equity (Continued)

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003, $34,336,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

Note 12 - Stock Option Plans

The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 750,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan with an aggregate of 26,400 shares reserved for issuance under the Plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations and vest over periods ranging from six months to one year from the date of grant. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	**145,830**	**$ 14.92**	155,385	$ 13.40	144,495	$ 12.53
Granted	**21,644**	**25.15**	22,500	20.00	23,250	17.83
Exercised	**(25,867)**	**12.90**	(32,055)	11.12	(10,860)	11.55
Forfeited	**-**	**N/A**	-	N/A	(1,500)	10.88
Outstanding, end of year	**141,607**	**$ 16.85**	145,830	$ 14.92	155,385	$ 13.40
Exercisable, at end of year	**119,963**	**$ 15.36**				

Exercise prices for options outstanding as of December 31, 2003 ranged from $10.88 to $25.15 per share. The weighted average remaining contractual life is 6.8 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2003	2002	2001
Dividend yield	**2.68 %**	3.13 %	3.55 %
Expected life	**8 years**	8 years	8 years
Expected volatility	**27.97 %**	11.81 %	19.39 %
Risk-free interest rate	**3.97 %**	3.81 %	4.97 %
Weighted average fair value of options granted	**$ 6.97**	$ 2.44	$ 3.51

Note 13 - Earnings per Share

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,		
	2003	**2002**	**2001**
	(In Thousands, Except per Share Data)		
Numerator, net income	**$ 4,653**	$ 4,353	$ 4,202
Denominator:			
Denominator for basic earnings per share, weighted average shares	**2,605**	2,556	2,522
Effect of dilutive securities, employee stock options	**47**	41	21
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	**2,652**	2,597	2,543
Basic earnings per common share	**$ 1.79**	$ 1.70	$ 1.67
Diluted earnings per common share	**$ 1.75**	$ 1.68	$ 1.65

Note 14 - Off-Balance-Sheet Financial Instruments

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2003	**2002**
	(In Thousands)	
Commitments to grant loans	**$ 12,197**	$ 10,438
Unfunded commitments under lines of credit	**26,269**	21,765
Standby letters of credit	**2,128**	1,298
	$ 40,594	$ 33,501

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that

Note 14 - Off-Balance-Sheet Financial Instruments (Continued)

the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2003 for guarantees under standby letters of credit issued is not material.

Note 15 - Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Note 16 - Disclosures about Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2003 and 2002:

- For cash and due from banks, interest-bearing deposits with banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

- For securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Disclosure of the fair value of leases receivable is not required and has not been included in the following table.

- The fair value of the investment in FHLB stock is the carrying amount.

- The fair value of accrued interest receivable and accrued interest payable is the carrying amount.

- The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits for similar remaining maturities.

- The fair value of short-term borrowings approximate their carrying amount.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

- The fair value of long-term debt is estimated using discounted cash flow analyses based upon the Company's current borrowing rates for similar types of borrowing arrangements.

- The fair value of commitments to extend credit and for outstanding letters of credit is estimated using the fees currently charged to enter into similar agreements.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	**$ 9,174**	**$ 9,174**	$ 16,244	$ 16,244
Securities	**130,571**	**130,798**	121,047	121,347
Loans receivable, net	**233,417**	**239,602**	213,232	222,723
Investment in FHLB stock	**2,002**	**2,002**	1,637	1,637
Accrued interest receivable	**1,783**	**1,783**	1,799	1,799
Financial liabilities:				
Deposits	**306,669**	**307,339**	291,852	292,757
Short-term borrowings	**12,859**	**12,859**	9,016	9,016
Long-term debt	**23,000**	**24,960**	23,000	25,610
Accrued interest payable	**1,309**	**1,309**	1,654	1,654
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	-	-	-	-

NOTE 17 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31,	
	2003	2002
ASSETS	*(In Thousands)*	
Cash on deposit in bank subsidiary	$ 1,118	$ 1,544
Securities available for sale	605	370
Investment in bank subsidiary	41,648	38,739
Other assets	10	2
	$ 43,381	$ 40,655
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ 550	$ 530
Stockholders' equity	42,831	40,125
	$ 43,381	$ 40,655

STATEMENTS OF INCOME

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
Income:			
Dividends from bank subsidiary	$ 1,693	$ 1,536	$ 1,378
Interest income from bank subsidiary	29	42	102
Other interest income	16	15	8
	1,738	1,593	1,488
Expenses	187	144	105
	1,551	1,449	1,383
Income tax expense (benefit)	(49)	(31)	10
	1,600	1,480	1,373
Equity in undistributed earnings of subsidiary	3,053	2,873	2,829
Net Income	$ 4,653	$ 4,353	$ 4,202

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,653	$ 4,353	$ 4,202
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	(3,053)	(2,873)	(2,829)
Release of ESOP shares	436	350	283
Tax benefit of stock options exercised	20	5	-
Other, net	(13)	(33)	21
Net Cash Provided by Operating Activities	2,043	1,802	1,677
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in bank subsidiary	(1,000)	-	(200)
Purchase of securities available for sale	(95)	(55)	-
Net Cash Used in Investing Activities	(1,095)	(55)	(200)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	334	356	125
Acquisition of treasury stock	(46)	(8)	-
Cash dividends paid	(1,662)	(1,494)	(1,341)
Net Cash Used in Financing Activities	(1,374)	(1,146)	(1,216)
Net Increase (Decrease) in Cash and Cash Equivalents	(426)	601	261
CASH AND CASH EQUIVALENTS - BEGINNING	1,544	943	682
CASH AND CASH EQUIVALENTS - ENDING	$1,118	$1,544	$ 943

INVESTOR INFORMATION

Stock Listing

Norwood Financial Corp stock is traded on the Nasdaq Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

Legg Mason Wood Walker, Inc.
Scranton, PA 18507
570-346-9300

Ryan Beck & Co.
Livingston, NJ
800-395-7926

F.J. Morrissey & Co, Inc.
West Conshohocken, PA
800-842-8928

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Boenning & Scattergood, Inc.
West Conshohoken, PA
800-496-1170

Transfer Agent

Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953

Dividend Calendar

Dividends on Norwood Financial Corp common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

Automatic Dividend Reinvestment Plan

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC Reports and Additional Information

A copy of the Company's report on Form 10-K for its fiscal year ended December 31, 2003 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President and Chief Financial Officer, Norwood Financial Corp, 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455

NORWOOD FINANCIAL CORP

Russell L. Ridd	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President & Chief Financial Officer
Edward C. Kasper	Senior Vice President
John H. Sanders	Senior Vice President
Joseph A. Kneller	Senior Vice President
John E. Marshall	Secretary

WAYNE BANK

Russell L. Ridd	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President & Chief Financial Officer
Edward C. Kasper	Senior Vice President & Senior Loan Officer/Corporate Bank
John H. Sanders	Senior Vice President/Retail Bank
Joseph A. Kneller	Senior Vice President
Wayne D. Wilcha	Senior Vice President & Trust Officer
John E. Marshall	Secretary
Robert J. Behrens, Jr.	Vice President
Carolyn K. Gwozdziewycz	Vice President
Nancy A. Hart	Vice President, Controller & Assistant Secretary
William J. Henigan, Jr.	Vice President
William R. Kerstetter	Vice President
Barbara A. Ridd	Vice President
Eli T. Tomlinson	Vice President
Lynne Wetzel	Vice President
John F. Carmody	Assistant Vice President
James D. Dyson	Assistant Vice President
JoAnn Fuller	Assistant Vice President
Raymond C. Hebden	Assistant Vice President
Kathleen A. Horan	Assistant Vice President
Norma J. Kuta	Assistant Vice President
Kelley J. Lalley	Assistant Vice President & Assistant Secretary
Mary Alice Petzinger	Assistant Vice President
Elisa Rosario	Assistant Vice President
Jennifer M. Witowic	Assistant Vice President
Laurie J. Bishop	Assistant Community Office Manager
Christopher T. Bresset	Consumer Lending Officer
Denise Finagan	Assistant Community Office Manager
Lorraine M. Gallik	Commercial Loan Administration Manager
Karen R. Gasper	Internal Auditor
Renee Gilbert	Community Office Manager
Gary D. Henry	Consumer Lending Officer & Remarketing Manager
Annette A. Jurkowski	Trust Operations Manager
Thomas Kowalski	Resource Recovery Manager
Paula Lasky	Community Office Manager
Jill Melody	Assistant Community Office Manager
William E. Murray	Mortgage Originator
Sarah J. Rapp	Human Resources Officer
Diane L. Richter	Assistant Community Office Manager
Melissa D. Speaker	Community Office Manager
Toni M. Stenger	Assistant Community Office Manager
Doreen A. Swingle	Residential Mortgage Lending Officer
Nancy M. Worobey	Community Office Manager

NORWOOD INVESTMENT CORP

William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
Scott C. Rickard	Investment Representative, Invest Financial Corporation

MONROE COUNTY ASSOCIATE BOARD

Michael J. Baxter
Sara Cramer
Andrew Forte
Ralph A. Matergia, Esq.
Randy R. Motts
James H. Ott
Ron Sarajian
Ray Price
Marvin Papillon

Norwood
FINANCIAL CORP

VISIT US: www.waynebank.com